UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 1, 2020

(Date of earliest event reported)

RSE ARCHIVE, LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1920898
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

250 LAFAYETTE STREET, 2nd FLOOR, NEW YORK, NY 10012

(Full mailing address of principal executive offices)

(347) 952-8058
(Issuer’s telephone number, including area code)

www.rallyrd.com
(Issuer’s website)

Series #52MANTLE membership interests; Series #71MAYS membership interests; Series #RLEXPEPSI membership interests; Series #10COBB membership interests; Series #POTTER membership interests; Series #TWOCITIES membership interests;  Series #FROST membership interests;  Series #BIRKINBLEU membership interests;  Series #SMURF membership interests;  Series #70RLEX membership interests;  Series #EINSTEIN membership interests;  Series #HONUS membership interests;  Series #75ALI membership interests;  Series #71ALI membership interests;  Series #APROAK membership interests; Series #88JORDAN membership interests; Series #56MANTLE membership interests; Series #BIRKINBOR membership interests; Series #33RUTH membership interests; Series #SPIDER1 membership interests; Series #BATMAN3 membership interests; Series #AGHOWL membership interests; Series #ROOSEVELT membership interests; Series #ULYSSES membership interests; Series #98JORDAN membership interests; Series #18ZION membership interests; Series #SNOOPY membership interests; Series #APOLLO11 membership interests; Series #24RUTHBAT membership interests; Series #YOKO membership interests; Series #86JORDAN membership interests; Series #RUTHBALL1 membership interests; Series #HULK1 membership interests; Series #HIMALAYA membership interests

(Securities issued pursuant to Regulation A)

Item 9. Other Events

On June 1, 2020, RSE Archive, LLC, a Delaware limited liability company (the “Company”), sold the Series 1986 Fleer Michael Jordan Card, that is the Underlying Asset for Series #86JORDAN, for $80,000 versus the Series #86JORDAN initial offering price of $40,000. The sale contains no other material terms and conditions. In the case of the Series #86JORDAN the purchaser of the Underlying Asset is a member of the Advisory Board of RSE Markets, Inc. (“RSE Markets”) the asset manager of the Series #86JORDAN.

The asset manager of the Series #86JORDAN, has been elected as liquidator and will distribute to members of Series #86JORDAN all of the remaining assets (which consist only of cash) of Series #86JORDAN, after making provision for taxes and other liabilities of the Series #86JORDAN. For the avoidance of doubt, the liquidator has not withheld any distribution for any taxes related to the gain on the sale for any individual members. After making the distribution payment to members for Series #86JORDAN, net of any outstanding taxes and other liabilities, the manager of Series #86JORDAN intends to terminate and wind up the series because the Series #86JORDAN should no longer have any assets or liabilities.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RSE ARCHIVE, LLC

By: RSE Markets, Inc., its managing member

Dated: June 1, 2020

By: /s/ Christopher Bruno

Name: Christopher Bruno

Title: President